

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

January 5, 2011

Mr. William C. Styslinger, III
Chief Executive Officer
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720

>    **Re:    SeaChange International, Inc.**
>        **Definitive Proxy Statement**
>        **Filed June 4, 2010**
>        **File No. 000-21393**

Dear Mr. Styslinger:

    We have completed our review of your filing and do not have any further comments at this time.

>    Sincerely,
>
>    s/ Larry Spirgel
>
>    Larry Spirgel
>    Assistant Director

cc: <u>Via Facsimile to (617) 248-4000</u>
    Attn: John R. Pitfield, Esq.
    Choate Hall & Stewart LLP